FORM U-12(I)-A

                        SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C.


                                  FORM U-12(I)-A

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A
                                 SUBSIDIARY THEROF


   (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

                      (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.  Name and business address of person filing statement.

    Jennifer L. Diggins - Federal Governmental Affairs , Analyst
    Northeast Utilities Service Company
    P.O. Box 270, Hartford, Connecticut 06141-0270

2. Names and addresses of any persons through whom the undersigned has engaged in the activities described in Item 4 below.

    None.

3.  Registered holding company systems involved.

    Northeast Utilities Service Company, a subsidiary of Northeast Utilities. The Northeast Utilities Service Company provides services for Northeast Utilities and its subsidiaries

4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and
      (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.

    As to item 4 on U-12(I)-B Three Year Statement, period ending 2002.

5. (a) Compensation received and to be received by the undersigned, and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.

Name of Recipient        Salary or other            Person or company from whom
                         compensation               received or to be received

                      received   to be received
                        (a)           (b)

Jennifer L. Diggins   $95.88     Cannot Determine   Northeast Utilities
                                                    Service Company


    (b) Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in Item 4, above.

    (a)  Total amount of routine expenses:  $ 10.00
    (b)  Itemized list of all other expenses:   No other expenses.

    Date 1/27/99                        (Signed) /s/ Jennifer L. Diggins